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Jerry Ropelato

CEO at WhiteClouds

Greater Salt Lake City Area

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	WhiteClouds
	Weber State University
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3D Printing vs 2D Printing

Jerry Ropelato
Published on LinkedIn

WhiteClouds just launched an equity crowdfunding campaign on Wefunder for our 3D Printing company: https://wefunder.com/whiteclouds. I was just asked this question from an investor about 3D Printing and my response is below: "When 2d printers first came out, big office supply companies did huge business because they had higher tech machines. Then as home machines evolved people were able to do a lot of that at home. What prevents the 3d ...see more

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Experience



CEO/Founder
WhiteClouds
Mar 2013 – Present · 6 yrs
Ogden Utah

WhiteClouds builds personalized 3D Printed Models. We are passionate about 3D printing and using this technology to create stunning Architectural Models, Entertainment Models, Medical Models, and Video Game Models. We create Mass Personalization using our 3D printing technology, brand partners and distribution channels. In terms of production capacity, WhiteClouds is the largest full-color 3D Printing service provider in the world.

CEO/Founder
Purch
2003 – Mar 2013 · 10 yrs

Purch, formerly TechMediaNetwork, is the worlds largest Technology Media company (according to Comscore) that produces news and reviews and reaches over 100 Million monthly unique visitors. TechMediaNetwork has reviewed more than 1,000 categories of products and services at TopTenReviews, Toms Hardware, Toms Guide, Laptop Ma... See more

 

2000 – 2003 · 3 yrs

ContentWatch, Inc. is an innovative company focused on delivering Internet protection solutions for the consumer, library, education, government, and business markets.

CEO/Founder

Vitrex

1993 – 2000 · 7 yrs

Information Technology Services Company with 6 offices in the Western United States

Director of Software Development

Iomega

1989 – 1993 · 4 yrs

Iomega was a producer of external, portable, and networked storage solutions. Established in the 1980s in Roy, Utah, they sold more than 410 million digital storage drives and disks. The ZIP Drive was Iomega's most notable product.

Education

Weber State University

Bachelor's Degree, Data Processing

1975 – 1982

Skills & Endorsements

Start-ups · 74

Endorsed by Bubba Page and 4 others who are highly skilled at this

Endorsed by 3 of Jerry's colleagues at WhiteClouds

Online Marketing · 57

Endorsed by Alex McArthur and 3 others who are highly skilled at this

Endorsed by 2 of Jerry's colleagues at WhiteClouds

Online Advertising · 49

Endorsed by Alex McArthur and 1 other who is highly skilled at this

Endorsed by 3 of Jerry's colleagues at WhiteClouds

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Recommendations

Received (1)　　Given (4)

Alex Lawrence, MBA, PhD

Assistant Professor at Weber State University

December 11, 2010, Alex worked with Jerry but at different companies

Jerry is one of the most talented CEO's I've ever met. He leads a highly successful group of web properties that are truly world class. Why? Because Jerry really, truly, is an 'expert'. Many use the title, Jerry has earned it. He knows how to rapidly grow large scale businesses online. There aren't too many area... **See more**

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